FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 22, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM  ISRAEL LTD. ANNOUNCES CHANGES IN THE BOARD OF DIRECTORS REGARDING CONCENTRATION LAW

Netanya, Israel – September 22, 2014 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following the previously reported board composition requirements set by the Israeli law for the promotion of competition and the mitigation of concentration, in regards to reporting corporations that are third layer and up in a pyramid structure, such as the Company, (in effect during a transition period ending no later than December 2019) and in order to meet such requirements, Messrs. Rafi Bisker, Haim Gavrieli, and Edith Lusky resigned from their office as members of the Company's board of directors, effective September 21, 2014.

Discount Investment Corporation, or DIC, the Company's controlling shareholder, designated Mr. Ami Erel, the Company's chairman of the board of directors, as its appointee, effective September 21, 2014, replacing Mr. Raanan Cohen who has resigned from office. Mr. Erel's appointment is in accordance with the requirement of the Company's telecommunications license and articles of association that at least 20% of the Company directors be appointed by Israeli citizens and residents from among the Company's founding shareholders, as defined in the Company's license and articles of association, namely DIC.

Following such changes the Company's board of directors meets the said composition requirements.

For further details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2012 under "Item 3. Key Information – D. Risk Factors - Risks Relating to Our Ordinary Shares - Legislation in Israel affecting corporate conglomerates, could adversely affect us" and "Item 6. Directors, Senior Management and Employees – C. Board Practices– Board of Directors and Officers" and "External Directors – Israeli-Appointed Directors" and the Company's current report of its results of operation for the second quarter of 2014 on form 6-K dated August 11, 2014 under " Other developments during the second quarter of 2014 and subsequent to the end of the reporting period - The law for the promotion of competition and the mitigation of concentration".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.029 million subscribers (as at June 30, 2014) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	September 22, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary